FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of September


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                  BG Group plc


                      Notification of Interests in Shares


Peter Duffy - Person discharging managerial responsibility


The Company has today received notification from Peter Duffy, Executive Vice President Human Resources, that on 10 September 2007 he exercised options under the BG Group Company Share Option Scheme over a total of 160,000 ordinary shares of 10p each comprising 100,000 at a price of GBP2.5175 per share and 60,000 at a price of GBP2.705 per share.


Subsequently 160, 000 shares, arising from this exercise, were sold at a price of GBP7.961561 per share.


As a result, Mr Duffy's beneficial interests in the ordinary share capital of BG Group plc are 173,886 shares, representing 0.005% of the shares in issue.





10 September 2007

Website www.bg-group.com



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 10 September 2007                          By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Company Secretary